Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of Penns Woods Bancorp, Inc. on Form S-8 of our reports dated March 9, 2006 relating to Penns Woods Bancorp, Inc. o our audits of the consolidated financial statements and internal control over financial reporting, which appear in the Annual Report on Form10-K of Penns Woods Bancorp, Inc. for the year ended December 31, 2005.

Our report dated March 9, 2006 expressed an opinion that Penns Woods Bancorp, Inc. had not maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ S.R. Snodgrass, A.C.

Wexford, PA
March 11, 2006